SECURITIES AND EXCHANGE COMMISSION

Washington,  D.C.    20549

SCHEDULE 13G
Under the Securities Exchange Act of 1934


Name of
Issuer:       CHARLES E. SMITH RESIDENTIAL REALTY, INC.
________________________________________________

Title of Class
of Securities:  Common Stock

CUSIP Number:    832197107

1)  NAME OF I.R.S. IDENTIFICATION NO. OF REPORTING PERSON

	The Prudential Insurance Company of America     22-1211670

2.) MEMBER OF A GROUP:   (a)  N/A
                                                          (b)  N/A

3)  SEC USE ONLY:



4)  PLACE OF ORGANIZATION: 	 A mutual insurance company organized
                under the laws of the State of New Jersey

NUMBER OF SHARES BENEFICIALLY OWNED BY REPORTING PERSON WITH:

5)  Sole Voting Power:			Not Applicable
6)  Shared Voting Power			Not Applicable
7)  Sole Dispositive Power:			Not Applicable
8)  Shared Dispositive Power:			Not Applicable

9)  AGGREGATE AMOUNT BENEFICIALLY OWNED:
				Not Applicable

10)  AGGREGATE AMOUNT IN ROW (9) EXCLUDES SHARES:	Not Applicable

11) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):
			 Not Applicable

12) TYPE OF REPORTING PERSON:  IC, IA

ITEM 1(a).  NAME OF ISSUER:

                      CHARLES E. SMITH RESIDENTIAL REALTY, INC.

ITEM 1(b).  ADDRESS OF ISSUER'S EXECUTIVE OFFICES:

                      CHARLES E. SMITH RESIDENTIAL REALTY, INC.
2345 Crystal Drive
Arlington, VA 22202


ITEM 2(a).  NAME OF PERSON FILING:

	 The Prudential Insurance Company of America

ITEM 2(b).  ADDRESS OF PRINCIPAL BUSINESS OFFICE:

		751 Broad Street
		Newark, New Jersey  07102-3777

ITEM 2(c).  CITIZENSHIP:

      		A mutual insurance company organized under the laws of the
		State of New Jersey

ITEM 2(d).  TITLE OF CLASS OF SECURITIES:

		Common Stock

ITEM 2(e).  CUSIP NUMBER:

			832197107

ITEM 3.	The Person filing this statement is an Insurance Company
			as defined in Section 3(a) (19) of the Securities
Exchange
			Act of 1934, and an Investment Adviser registered under
			Section 203 of the Investment Advisers Act of 1940.

ITEM 4.  OWNERSHIP:

		(a) Number of Shares
		     Beneficially Owned:	  Not Applicable

		(b) Percent of Class:

							Number
		(c) Powers				Of Shares

-------------------------------------	--------------------------
		     Sole power to vote or			Not Applicable
		     to direct the vote

		     Shared power to vote or 		Not Applicable
		     to direct the vote

		     Sole power to dispose or 		Not Applicable
		     to direct disposition

		     Shared power to dispose		Not Applicable
		     or to direct disposition

ITEM 5.  OWNERSHIP OF 5% OR LESS OF A CLASS:

		Prudential has ceased to be the owner of more than 5% of the outstanding
Common Stock of this issuer.

ITEM 6.  OWNERSHIP OF MORE THAN 5% ON BEHALF
	  OF ANOTHER PERSON:

		Not Applicable

ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE
	SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING
	REPORTED ON BY THE ULTIMATE PARENT COMPANY:

		Not Applicable

ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS
	 OF THE GROUP:

		Not Applicable

ITEM 9.  NOTICE OF DISSOLUTION OF GROUP:

		Not Applicable

ITEM 10.  CERTIFICATION:

	By signing below, the Prudential Insurance Company of America certifies that, to the best of its knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

The filing of this statement should not be construed as an admission that Prudential is, for purposes of Sections 13 or 16 of the Securities Exchange Act of 1934, the beneficial owner of such shares.



				SIGNATURE

	After reasonable inquiry and to the best of its knowledge and belief, The Prudential Insurance Company of America certifies that the information set forth in this statement is true, complete and correct.


	THE PRUDENTIAL INSURANCE COMPANY OF AMERICA

	By:	Ellen McGlynn Koke
		Second Vice President

	Date:	05/07/99
	As of:	04/30/99


				Exhibit A
				--------------

ITEM 6.	 OWNERSHIP:

The Prudential Insurance Company of America ('Prudential') may have direct or indirect voting and/or investment discretion over shares of the Issuer's common stock which are held for the benefit of its clients by its separate accounts, externally managed accounts, registered investment companies, subsidiaries and/or other affiliates. Prudential is reporting the combined holdings of these entities for the purpose of administrative convenience.

These shares were acquired in the ordinary course of business, and not with the purpose or effect of changing or influencing control of the Issuer. The filing of this statement should not be construed as an admission that Prudential is, for the purposes of Section 13 or 16 of the Securities Exchange Act of 1934, the beneficial owner of these shares.